Exhibit 1.01

Execution Version

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into on this the 19th day of April, 2019, by and between Hickok Operating, LLC, an Ohio limited liability company and wholly-owned subsidiary of Hickok Incorporated, an Ohio corporation (together with its successors and assigns, “Buyer”), and (ii) Data Genomix, Inc., a Delaware corporation (“Seller”).

RECITALS

WHEREAS, Seller is engaged in developing and commercializing marketing and data analytic technology applications, which applications include, but are not limited to, anglrjobs, topplr, anglrlegal and anglrads (the “Business”); and

WHEREAS, Buyer wishes to purchase from Seller, and Seller wishes to sell, assign, transfer and deliver to Buyer, substantially all of the assets of Seller used in the operation of and relating to the Business, upon and subject to the terms and conditions set forth herein;

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.     Purchase and Sale of Assets.

1.1     Purchased Assets. Seller hereby sells, transfers and assigns to Buyer, free and clear of all liens, charges, covenants, conditions, adverse claims, demands, encumbrances, limitations, security interests or other title defects or restrictions of any kind (collectively, “Liens”), and Buyer hereby purchases, substantially all of the assets of Seller used in, or useful to, the Business (whether recorded or designated on the books and records of Seller as relating to the Business or whether known or unknown, tangible or intangible), except for the Excluded Assets identified in Section 1.2 (collectively, the “Purchased Assets”), which Purchased Assets shall include, but shall not be limited to, the following assets of Seller:

(a)     Accounts Receivable. All accounts receivable and all notes, bonds and other evidences of indebtedness in favor of Seller and rights to receive payments arising out of sales and services rendered, including any rights of Seller with respect to any third party collection procedures or any other actions or proceedings which have been commenced in connection therewith, together with the proceeds in respect of any of the foregoing (the “Accounts Receivable”);

(b)     Tangible Personal Property. All equipment, hardware and other tangible personal property of Seller used in or useful to the Business, wherever located, including, without limitation, (i) all office furniture and fixtures of Seller and (ii) the computer equipment and computer hardware listed on Schedule 1(b) (the “Fixed Assets”);

(c)     Business Intellectual Property. All Intellectual Property owned or held for use by Seller in its operation of the Business, including, without limitation, the name “Data Genomix,” “DG,” and each of anglrjobs, topplr, anglrlegal and anglrads, and any variations or derivations thereof (collectively, the “Business Intellectual Property”), together with the goodwill and right to sue third-parties for past infringement or improper, unlawful or unfair use or disclosure of the Business Intellectual Property;

(d)     Contract Rights. All of Seller’s right, title and interest in, to and under all agreements, contracts, purchase or sales orders, commitments, promises and similar arrangements evidencing or creating any obligation, whether written or oral (each, a “Contract”), as set forth on Schedule 1.1(d) (collectively, the “Assumed Contracts”);

(e)     Documentation and Records. All of the books and records of Seller related to the Purchased Assets or the Business, including business records, files, research material, tangible data, documents, payroll and personnel records with respect to any Service Provider (to the extent permitted by law), invoices, customer lists, vendor lists, service provider lists, whether in written or electronic form;

(f)     Advertising and Marketing Materials. All interests in and to corporate e-mail addresses, and any and all digital marketing materials and print or digital advertising and promotional materials of the Business;

(g)     Goodwill. All goodwill of Seller, going concern value and other intangible property relating to or associated with the operation of the Business; and

(h)     Other Assets. All other assets of Seller used in or useful to its operation of the Business (unless included in the Excluded Assets).

1.2     Excluded Assets. The following assets, properties, rights, Contracts and claims, wherever located, whether tangible or intangible, real or personal, of Seller (whether or not related to, or used by Seller in its operation of, the Business) are not included in the definition of Purchased Assets and are not being sold, assigned, transferred or delivered to Buyer (collectively, the “Excluded Assets”):

(a)     Cash; Bank Accounts. All cash, cash equivalents, marketable securities and similar investments, bank accounts, lockboxes and deposits of Seller;

(b)     Retained Liabilities. All rights, causes of actions, claims and credits related to any Excluded Asset or any Retained Liability, including all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any Excluded Asset or any Retained Liability;

(c)     Insurance Policies. All insurance policies owned by Seller or for which Seller paid or pays premiums, and all claims and rights of Seller under such insurance policies, whether or not related to the Business;

(d)     Seller Plans. Any plan to which Seller contributes to, is a party to, is bound by or could reasonably be expected to have liability (whether known, accrued, absolute, contingent, liquidated or otherwise) with respect to, and under which directors, employees, independent contractors, consultants or other members of the workforce of Seller are or have been eligible to participate or derive a benefit. (including any pension and 401(k) plans) (collectively, the “Seller Plans”);

(e)     Excluded Records. (i) Seller’s minute books, stock books and other organizational records having to do with the formation and capitalization of Seller, (ii) any personnel records and other records relating to the employees of Seller that Seller is required by law to retain in its possession, and (iii) tax returns of Seller;

(f)     Capital Stock. All capital stock or other equity interests of Seller or capital stock or other equity owned by Seller in any other person;

(g)     Excluded Contracts. Any Contract which is not included among the Assumed Contracts (the “Excluded Contracts”); and

(h)     Other Excluded Assets. The assets set forth on Schedule 1.2(h).

1.3     Obligations and Liabilities. With respect to liabilities or obligations of Seller relating to the Business or the Purchased Assets, the parties hereby agree as follows.

(a)     Assumed Liabilities. Seller hereby assigns and transfers to Buyer, and Buyer hereby assumes from Seller, only the following duties and obligations of Seller (collectively, the “Assumed Liabilities”):

(i)     Trade Payables. All trade accounts payables of Seller that: (A) are not outstanding in excess of Seller’s normal and customary periods for payment as of the Closing and in no event more than one hundred eighty (180) days old, (B) arose in the ordinary course of the Business, and (C) remain unpaid at the Closing, each of which is listed on Schedule 1.3(a) (the “Trade Payables”); and

(ii)     Assumed Contracts. The performance or payment obligations of Seller arising after the Closing under the Assumed Contracts, but only to the extent (A) such performance or payment obligations accrue, relate and are to be performed solely after the Closing, (B) such performance or payment obligations are not related to a breach of an Assumed Contract that occurred prior to the Closing, and (C) the corresponding benefits of such Assumed Contracts are validly assigned to and received by Buyer.

(b)     Retained Liabilities. Except for the Assumed Liabilities, Seller will remain liable for, and will pay, discharge and perform in a timely manner, all of its liabilities and obligations, including liabilities and obligations: (i) arising as a result of the operation by Seller of the Business; (ii) relating to controversies, grievances or claims, including with respect to the payment of any severance or termination pay or relating to the continuation of benefits, of Seller’s current or former employees or independent contractors (or their respective beneficiaries) with respect to the provision of services for Seller or the compensation and benefits incident thereto, including sexual harassment and discrimination claims and claims arising under the Fair Labor Standards Act (or its state equivalents) or workers’ compensation laws (regardless of whether such controversy, grievance or claim is initiated or brought by any of the foregoing individuals or entities or a third party); and (iii) for taxes arising as a result of its operation or as a result of this Agreement (collectively, the “Retained Liabilities”).

1.4     Consideration. The aggregate consideration to be paid by Buyer to Seller in consideration of the Purchased Assets (the “Purchase Price”) shall consist of:

(a)     the payment by Buyer to Seller of an amount equal to $1.00 (the “Closing Cash Payment”) plus the aggregate amount of a deposit which has been delivered by Buyer to Seller prior to the date hereof; and

(b)     the assumption by Buyer of the Assumed Liabilities.

1.5     Allocation of Purchase Price. For all purposes, the parties agree that the Purchase Price shall be allocated among the Purchased Assets in the manner set forth in Schedule 1.5. Seller shall be responsible for paying any sales, use and/or transfer taxes or related fees payable upon the purchase and sale of the Purchased Assets.

2.     Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

2.1     Authorization; Capitalization of Seller. Seller possesses all requisite legal right, power, authority and capacity (corporate or otherwise) to execute, deliver and perform this Agreement and each other agreement, instrument and document to be executed and delivered by Seller (collectively, the “Transaction Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and the Transaction Documents, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized and approved. This Agreement has been, and each Transaction Document upon delivery will be, duly executed and delivered by Seller and constitutes, or upon such delivery will constitute, the legal, valid and binding obligation of Seller, enforceable in accordance with its terms. There is no irrevocable proxy, voting trust or similar contract or agreement among any of the stockholders of Seller with respect to the exercise of the voting power of Seller.

2.2     Other Agreements. Except for Buyer’s rights under this Agreement, no person or entity has any written or oral agreement, option, warrant, understanding or commitment or any right or privilege (whether by law, contractual obligations or otherwise) capable of becoming such relating to the sale of substantially all of Seller’s assets or other change of control transaction.

2.3     No Conflicts; Consent. The execution, delivery and performance of this Agreement does not: (a) conflict with or violate any law or any judgment, order or decree to which Seller or the Business is subject; (b) violate or conflict with the provisions of Seller’s charter documents; (c) result in the breach of, constitute a default under, or give to any person any rights of termination of any contract or any other agreement to which Seller is a party or by which any of the Purchased Assets are bound; or (d) or result in the creation of any Lien on any of the Purchased Assets. Seller is not required to otherwise obligated to obtain any consent, approval, authorization or filing with any governmental authority or other individual or entity in order for the parties to consummate the transactions contemplated by this Agreement.

2.4     Books and Records. Seller’s books of account, financial statements, asset ledgers and other records, all of which have been made available to Buyer, are complete and correct in all material respects. Seller’s books of account accurately reflect all of Seller’s assets and liabilities in accordance with normal accrual accounting practices. Seller has no liabilities of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities reflected or reserved against on the most recent balance sheet included in the books and records and current liabilities incurred in the ordinary course of business since the date thereof.

2.5     Purchased Assets. With respect to the Purchased Assets, Seller represents and warrants to Buyer as follows:

(a)     Title. The Purchased Assets are free and clear of all Liens. There exists no condition affecting the title to or use of any part of the Purchased Assets which would prevent Buyer from occupying, using or enforcing its rights with respect to any part of the Purchased Assets to the same extent that Seller could continue to do so if the transactions contemplated hereby did not take place.

(b)     Condition; Possession. All of the Fixed Assets are in good operating condition, normal wear and tear excepted, are not expected to require any special or extraordinary expenditures to remain in such condition beyond maintenance and repairs necessary in the ordinary course of business, and are capable of being used for their intended purpose in the ordinary course of business. Except as set forth on Schedule 2.5(b), all of the Purchased Assets are in the possession of Seller.

(c)     Extent. The Purchased Assets include all assets used by or useful to Seller to conduct the Business as presently conducted by Seller, except those assets which: (i) have been disposed of prior to the Closing in the ordinary course of business; (ii) have been disposed of with the prior written consent of Buyer; or (iii) constitute Excluded Assets.

2.6     Contracts. Schedule 2.6 lists all of the Contracts to which Seller is a party that are related to its operation of the Business or by which any Purchased Asset is bound or is subject as of the date hereof. Complete copies of each Contract required to be identified on Schedule 2.6 (collectively, the “Material Contracts”), including amendments, waivers, or other changes thereto, have been provided to Buyer. In the case of each oral Material Contract, Schedule 2.6 includes a brief description of such Contract. Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of Seller and to the other party thereto, in each case enforceable in accordance with its respective terms. Seller has performed all obligations required to be performed by it pursuant to the Material Contracts, is not in breach or default thereunder (and no event has occurred that, with the giving of notice, lapse of time, or both, would constitute a breach or default), and no other party to any Material Contract is in breach or default thereunder.

2.7     Intellectual Property. The Business Intellectual Property is identified on Schedule 2.7 hereto. There has not been any infringement or alleged infringement by others of any Business Intellectual Property. Except as set forth on Schedule 2.7, Seller is not a party to any contract, whether as licensor, licensee, franchisor, franchisee, dealer, distributor or otherwise, with respect to any Business Intellectual Property. Seller has the right to use all Business Intellectual Property as are necessary to enable Seller to conduct, and Buyer to continue to conduct after the Closing, all phases of the Business in the manner presently conducted by Seller, and that use has not conflicted with, infringed upon or otherwise violated any rights of any person or entity. Seller has the unrestricted right to sell or assign to Buyer all such Business Intellectual Property and all such licenses or other rights. All Business Intellectual Property is valid and in full force and effect and are not subject to any taxes, maintenance fees, or actions falling due within the six (6) month period following the Closing Date. There have been no interference actions or other judicial, arbitration or other adversary proceedings concerning the Business Intellectual Property. Seller has not infringed any intellectual property right or other right of any other person or entity. None of the Business Intellectual Property has been used, divulged or appropriated for the benefit of any past or present employees of Seller or any other person or entity, or to the detriment of Seller. Seller has not disposed of or permitted to lapse, or otherwise failed to preserve Seller’s right to use, any rights referenced in this Section 2.7.

(a)     As used herein, “Intellectual Property” means all rights arising from or in respect of any of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures and inventions, including any continuations, divisionals, continuations-in-part, renewals and reissues for any of the foregoing, (ii) internet domain names, trademarks, service marks, service names, trade dress rights, trade names, brand names, slogans, logos and corporate names and registrations and applications for registration thereof, together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, and mask works and registrations and applications for registration thereof, (iv) computer software, (specifically excluding all shrink wrap software), data, data bases and documentation thereof, (v) trade secrets and other confidential and proprietary information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), and (vi) copies and tangible embodiments thereof (in whatever form or medium).

2.8     Absence of Certain Changes. Since December 31, 2018, there has occurred no fact, event or circumstance which has had or could reasonably be expected to have a material adverse effect on Seller and the Business has been conducted in the ordinary course of business, consistent with past practice. Since December 31, 2018, Seller has not (a) accelerated the collection or receipt of, or discounted, any accounts receivables outside of the ordinary course of business, or (b) changed its normal business practices or taken any other action outside of the ordinary course of business in order to generate cash.

2.9     Compliance with Laws; Litigation. Seller has complied, and is currently in compliance with, all applicable laws in all material respects, and no notice, claim or complaint has been received by Seller alleging noncompliance. There is currently no, and within the three (3) years preceding the Closing Date there has been no, claim, litigation, investigation or proceeding pending or threatened against Seller, and no event has occurred or circumstance exists that could give rise to any such claims or proceedings.

2.10     Accounts Receivable. The Accounts Receivable represent bona fide and valid accounts receivable arising from sales actually made or services actually performed and will be collected within one hundred twenty (120) days following the Closing Date. No customer of the Business has, and Seller has not permitted any customer to have, any rebates, deferred price or volume discounts, mark-downs, rights of contest, claim or setoff with respect to the Accounts Receivable, other than returns, discounts or allowances in the ordinary course of business.

2.11     Environmental. No hazardous materials are or have been located on or about any real properties now or previously owned or leased by Seller or have been released by it into the environment, or have been discharged, stored, treated, managed, recycled, placed or disposed of by it or another individual or entity at, on or under any real properties now or previously owned or leased by it. No hazardous materials have been disposed of by Seller at any off-site waste disposal. No storage tanks, whether above ground or underground, are located on or under the Leased Property (as defined in Section 2.16). Seller has no basis to expect, and has not received, any summons, notice or communication from any individual or entity concerning any actual, alleged or potential violation of any applicable law arising out of or with respect to any real properties now or previously owned or leased by Seller or used in the operation of the Business.

2.12     Taxes. All taxes due and payable by Seller or claimed and asserted by any taxing authority to be due and payable by Seller have been timely paid other than taxes which are not yet due or owing, and for which adequate reserves have been and will be established in accordance with GAAP on the internally-prepared financial statements of Seller. All tax returns required to be filed by or on behalf of Seller in all jurisdictions in which such tax returns are required to be filed (after giving effect to any duly obtained extensions of time in which to make such filings) have been duly and timely filed and are accurate and complete in all material respects and all such taxes have been paid. There are no tax claims, audits or proceedings pending or threatened against Seller. Seller has properly and timely withheld and paid all taxes required to have been withheld and paid including, but not limited, those in connection with sales and use taxes and amounts paid or owing to any person, and has complied with the rules and regulations relating to the withholding and remittance of taxes.

Employment Matters. Seller has made available to Buyer a list of the name of each employee and independent contractor used by Seller as of the Closing Date (each a “Service Provider”), together with such person’s: (a) position; (b) annual compensation; (c) accrued vacations and vacation pay, holiday pay and sick pay (accrued and total); and (d) incentive or bonus arrangement (accrued and total).  No Service Provider plans to refuse employment with or engagement by Buyer following the Closing Date, or is bound by a nondisclosure or noncompetition covenant that restricts or affects such Service Provider’s employment with Seller.  All Service Providers may be terminated at any time with or without cause without the payment of severance or other liability.  Seller is not and has not been a party to any collective bargaining or other labor contract.  There is not now existing or threatened, and has not previously been any: (x) employee grievance process; (y) proceeding relating to the alleged violation of any applicable law pertaining to employment matters; or (z) application for certification of a collective bargaining agent.  Seller has properly classified all Service Providers (including as salaried, hourly and/or exempt or non-exempt) for all compensation and benefit purposes and for all applicable law.

2.13     Customers and Vendors. Seller has good commercial working relationships with its customers and vendors. Seller has made available to Buyer a list containing Seller’s 10 largest customers and vendors for the 12-month period ended March 31, 2019. None of Seller’s vendors or customers of services, supplies or products has notified Seller that it intends to terminate or otherwise substantially modify its relationship with Seller, and none of such suppliers and customers have expressed any such intent in writing.

2.14     Insurance. All of Seller’s insurance policies are in full force and effect, have been obtained in compliance with all legal and applicable insurance company requirements, and Seller is not in default with respect to its obligations under such policies. Complete and correct copies of such policies and loss runs for the previous two (2) calendar years related thereto have been made available to Buyer. Seller has been covered since its formation by insurance in scope and amount customary and reasonable in its industry. There are no pending claims against Seller for personal injuries, product liability, property or other damage under any insurance policy heretofore or presently issued to Seller, or any claims as to which coverage has been questioned, denied or disputed by the insurer or in respect of which the insurer has reserved its rights. Seller has no self-insurance arrangements.

2.15     Real and Personal Property. Seller does not own any real property. Seller has delivered to Buyer a correct and complete copy of the lease (the “Lease”) regarding the real property located at 1215 West 10th Street, Cleveland, Ohio 44113 (the “Leased Property”), including all amendments and all waivers. The Leased Property and the Lease comprise all leased real property interests and leases and agreements related thereto used in the conduct of the Business.

2.16     Products and Services. Each product and service sold or furnished by Seller or its employees or authorized agents, as applicable, has been sold or furnished in conformity with all applicable contractual commitments and all express and implied warranties. Seller has no liability (and there is no basis for any present or future demand, action or proceeding giving rise to any liability): (a) for the furnishing of replacement services or products or additional products; or (b) for damages in connection with any product sold, installed, used or delivered by Seller or any service provided by Seller prior to the Closing Date.

2.17     Brokers. No broker, finder, investment banker or other person or entity is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any affiliate thereof.

2.18     No Misrepresentations. None of the documents or information provided by Seller or any representative thereof to Buyer or any representative thereof contain any information that is misleading or inaccurate in any material respect or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

3.     Representations and Warranties of Buyer. Buyer represents and warrants to Seller that: (a) it has the full power and authority to execute, deliver and perform its obligations under this Agreement, and such execution, delivery and performance by Buyer has been approved by all necessary organizational action; and (b) Buyer has duly executed and delivered this Agreement, and it constitutes Buyer’s legal, valid and binding obligation enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, similar laws relating to debtor relief and general principles of equity.

4.     Indemnification. Seller shall defend, indemnify and hold harmless Buyer and its members, managers, directors, officers, employees, agents, representatives, affiliates and successors and assigns (collectively, the “Indemnified Parties”), from and against and pay or reimburse the Indemnified Parties for: (a) all Indemnified Losses resulting from or arising directly or indirectly out of (i) any breach of any representation and warranty of such party in this Agreement and (ii) any breach of or failure to perform any covenant or obligation of such party in this Agreement, and (c) any Retained Liability . No investigation made by any Indemnified Party shall be deemed to affect its reliance on the representations and warranties made herein.

As used herein, “Indemnified Losses” means any and all damage, obligation, payment, cost, expense, injury, judgment, penalty, fine, fee, tax, interest or other loss of any kind or nature whatsoever (including costs of preparation, investigation, prosecution or defense of claims, actions, litigation or other proceedings and the settlement thereof, reasonable attorneys’, experts’, consultants’ and accountants’ fees in connection therewith, and amounts paid in settlement and judgments), and any damages or amounts of any kind payable to third parties that may be imposed or otherwise incurred. The determination of the amount of the Indemnified Losses shall be made without regard to any materiality qualification.

5.     Indemnification Process. If any lawsuit is instituted or any claim is asserted by a third party for which one of the Indemnified Parties may be entitled to indemnity, such Indemnified Party shall give Seller written notice thereof. Seller shall have the right, at its option and expense, to participate in the defense of such proceeding or claim, but not to control the defense or settlement thereof, which control shall at all times rest with the Indemnified Party. Seller agrees to reasonably cooperate in the defense, negotiation and settlement of any such proceeding or claim; provided that Seller shall not be obligated to settle any such proceeding or claim unless such settlement provides for a full and complete release. A claim for indemnification for any matter not involving a third-party claim may be asserted by an Indemnified Party providing notice to Seller and shall be paid promptly after such notice.

6.     The Closing. The consummation of the transactions contemplated herein (the “Closing”) will take place simultaneously with the execution and delivery of this Agreement and shall take place at the offices of Calfee, Halter & Griswold LLP in Cleveland, Ohio or at such other time and place as to which Buyer and Seller may mutually agree or by e-mail exchange of relevant signature pages, deliveries and other documents as agreed to by Buyer and Seller. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” The transfers and deliveries described in Section 7 shall be mutually interdependent and shall be regarded as occurring simultaneously, and, any other provision of this Agreement notwithstanding, no such transfer or delivery shall become effective or shall be deemed to have occurred until all of the other transfers and deliveries provided for in Section 7 shall also have occurred or been waived in writing by the party entitled to waive the same. Such transfers and deliveries shall be deemed to have occurred and the Closing shall be effective as of 12:01 a.m. on the Closing Date.

7.     Closing Deliveries.

7.1     Seller Closing Deliveries. At or prior to the Closing, Seller shall deliver or cause to be delivered to Buyer, in each case in form and substance reasonably satisfactory thereto:

(a)     duly executed counterparts of (i) a bill of sale and (ii) an Assignment and Assumption Agreement (the “Assignment Documents”);

(b)     assignment(s) providing for the assignment to Buyer of the Business Intellectual Property, including any domain names, duly executed by Seller (the “IP Assignment Documents”);

(c)     duly executed counterpart copies of a Consent, Waiver and Release Agreement by and among Buyer and certain of the stockholders of Seller (collectively, the “Releasees”), each in a form acceptable to Buyer;

(d)     a certificate of good standing of Seller, dated as of the most recent practicable date from the Secretary of State of Delaware;

(e)     all requisite resolutions or actions approving the sale of the Purchased Assets, including, without limitation, (i) a validly-executed and duly-adopted unanimous written action of the stockholders, authorizing and approving the transactions contemplated hereby, (ii) a validly-executed and duly-adopted written action of the Board of Directors of Seller, authorizing and approving the transactions contemplated hereby, and (iii) a joint written action of the requisite number of Directors and stockholders, authorizing and approving a change in Seller’s name to a name acceptable to Buyer and terminating Seller’s trade name reservations, together with such executed documents as shall be required to change Seller’s name and terminate such trade name reservations (and appointing Buyer as Seller’s attorney-in-fact for the purpose of filing such documents with appropriate governmental authorities); and

(f)     certificates of title for all equipment and any other Purchased Asset the ownership of which is evidenced by a certificate of title, in each case duly endorsed for transfer to Buyer.

7.2     Buyer Closing Deliveries. At or prior to the Closing, Buyer shall deliver to Seller (or such other person designated herein):

(a)     the Closing Cash Payment;

(b)     duly executed counterpart copies of Class B Unit Award Agreements issued by Buyer to certain of the Releasees, together with an executed copy of the Limited Liability Company Agreement of Buyer and any additional documentation required to evidence the issuance of profits interests by Buyer to such Releasees;

(c)     duly executed counterpart copies of the applicable Assignment Documents and IP Assignment Documents, to the extent required to be executed by Buyer; and

(d)     a certificate of good standing of Buyer, dated as of the most recent practicable date from the Secretary of State of Ohio.

8.     Covenants.

8.1     Name Change. Within three calendar days after the Closing, Seller shall: (a) file or cause to be filed an amendment to its applicable charter documents with the office of the Delaware Secretary of State in order to change Seller’s name to a name acceptable to Buyer; (b) deliver or cause to be delivered such filings and take such other actions as may be necessary to terminate any trade name reservations or change the name under which it is registered to do business in Delaware, Ohio and any other state or other jurisdiction; and (c) deliver or cause to be delivered to Buyer with evidence of any such filings required under this Section 8.1.  If Seller fails do any of the foregoing, Buyer may, at its option, elect to do so on Seller’s behalf.

8.2     Further Assurances. Seller agrees to warrant and defend the sale, transfer, assignment and delivery of the Purchased Assets against all persons, to take all steps reasonably necessary to establish the record of Buyer’s title to the Purchased Assets and, at Buyer’s request, to execute and deliver further instruments and take such other action as Buyer may reasonably request to more effectively transfer and assign to and vest in Buyer each of the Purchased Assets. In addition to the foregoing, Seller appoints Buyer, effective as of the Closing, the attorney of Seller with full power of substitution, in the name of Buyer, or the name of Seller, on behalf of and for the benefit of Buyer, to collect all Accounts Receivable and other items hereby transferred and assigned to Buyer, to endorse, without recourse, all checks in the name of Seller the proceeds of which Buyer is entitled to hereunder and to prosecute, in the name of Seller, all proceedings which Buyer may deem proper to enforce any claim of any kind in or to the Purchased Assets. Seller agrees that the foregoing powers are coupled with an interest, shall be irrevocable, and shall not be affected by the dissolution of Seller or for any other reason. Seller further agrees that Buyer shall retain for its own account any amounts collected pursuant to the foregoing powers, and Seller shall pay or transfer to Buyer, if and when received, any amounts which shall be received by Seller after the Closing in respect of any Accounts Receivable or other assets or rights hereby transferred to Buyer.

8.3     Taxes and Retained Liabilities. Seller shall pay in a timely manner all taxes resulting from or payable in connection with the sale of the Purchased Assets and all taxes relating to the operation of the Business conducted prior to the Closing Date. Seller shall pay or make adequate provision for the payment in full of all of the Retained Liabilities. If any Retained Liabilities are not timely paid or provided for, or if Buyer reasonably determines that failure to make any payments will impair Buyer’s use of the Purchased Assets, then Buyer may elect to make all such payments directly (but shall have no obligation to do so), and such payments shall be Indemnified Losses hereunder.

8.4     Expenses; Transfer Taxes. Buyer shall pay all fees and expenses incident to the transactions contemplated by this Agreement which are incurred by Buyer or its representatives or are otherwise expressly allocated to Buyer hereunder, and Seller shall pay all fees and expenses incident to the transactions contemplated by this Agreement which are incurred by Seller or its representatives, or are otherwise expressly allocated to Seller hereunder. Seller shall pay all sales or other transfer Taxes, if any, which may be payable in connection with the transactions contemplated by this Agreement. Seller acknowledges and agrees that no such expense of Seller shall be an Assumed Liability hereunder. Seller shall pay or cause to be paid any and all costs associated with the assignment or transfer of the Assumed Contracts, if any.

8.5     Confidentiality. From and after the Closing, Seller shall, and shall cause its affiliates and representatives to: (a) hold in confidence any and all information, whether written or oral, concerning the Business and the Purchased Assets; and (b) not use any and all information, whether written or oral, concerning the Business and the Purchased Assets for any purpose. If Seller or any affiliate of Seller is compelled to disclose any information by judicial or administrative process or by other legal requirements, Seller shall promptly notify Buyer in writing and the applicable party shall disclose only that portion of such information as advised by its counsel in writing is legally required to be disclosed; provided that such party reasonably cooperates, at Buyer’s expense, with Buyer’s efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

8.6     Restrictive Covenants.

(a)     Noncompetition. Seller covenants and agrees that for a period of five (5) years following the Closing Date (the “Restriction Period”), Seller shall not, either directly or indirectly, whether for Seller’s own account or solely or jointly with others: (i) directly or indirectly enter into or engage in any business in competition with the Business within the United States; (ii) solicit customers, suppliers, business patronage or orders on behalf of, or perform other services for, any business within the United States which directly or indirectly competes with the Business; or (iii) promote or assist, financially or otherwise, any person or entity engaged in competition with the Business within the United States.

(b)     Noninterference. Seller covenants and agrees that during the Restriction Period, Seller shall not, either directly or indirectly, whether for Seller’s own account or solely or jointly with others: solicit, induce or attempt to solicit or induce, whether or not for consideration, any employee or consultant of Seller (prior to the Closing Date) or Buyer (following the Closing Date) or the Business to terminate his or her relationship therewith; (b) hire or retain, as applicable, any employee, agent or consultant of Seller (prior to the Closing Date) or Buyer (following the Closing Date) or the Business, or (c) induce or attempt to induce any licensor, customer, vendor or contractor of Seller (prior to the Closing Date) or Buyer (following the Closing Date) or the Business to terminate or adversely change its relationship with of Seller (prior to the Closing Date) or Buyer (following the Closing Date) or the Business or otherwise interfere with any relationship with any of its licensors, customers, suppliers or contractors.

(c)     Equitable Relief. Seller acknowledges and agrees that money damages alone will not be a sufficient remedy for any breach of the provisions of Section 8.6, and that, in addition to all other remedies, Buyer will be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and Seller hereby waives the securing or posting of any bond in connection with such remedy.

(d)     Reasonableness of Terms. Buyer and Seller hereby stipulate and agree that the covenants and other terms contained in Section 8.6 are reasonable in all respects, including time period, geographical area and scope of restricted activities, that Buyer would not have purchased the Purchased Assets had Seller not agreed to these covenants, and that the restrictions contained herein are designed to protect the businesses of Buyer and ensure that the confidential information of Seller is protected and that Seller does not engage in unfair competition or solicitation against Buyer.

(e)     Reformation of Agreement. If any of the covenants contained in Section 8.6, or any portion thereof, is found by a court of competent jurisdiction to be invalid or unenforceable as against public policy or for any other reason, such court shall exercise its discretion to reform such covenant to the end that Seller shall be subject to nondisclosure, noncompetition, noninterference or other covenants, as applicable, that are reasonable under the circumstances and are enforceable by Buyer. In any event, if any provision of Section 8.6 is found unenforceable for any reason, such provision shall remain in force and effect to the maximum extent allowable and all non-affected provisions shall remain fully valid and enforceable.

9.     Press Releases and Announcements. Buyer may issue a press release announcing the consummation of the transactions contemplated hereby that includes general information regarding Seller’s background and the nature of the Business, and, following the issuance of such initial press release, may otherwise disclose general information relating to the transactions contemplated hereby to the extent required by applicable law or stock exchange rule. Except as set forth in the foregoing sentence, no party may issue any press release or make any announcement relating to the subject matter of this Agreement without the prior written consent of Buyer and Seller.

10.     Succession; Severability. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Notwithstanding the foregoing, Buyer may assign its rights hereunder to an affiliate or to any successor to substantially all of the Business and may collaterally assign its rights with respect to this Agreement and the transactions contemplated herein to its lender(s). Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of that term or provision in any other jurisdiction.

11.     Entire Agreement. This Agreement, together with the Schedules referenced herein, and the Transaction Documents, including the closing deliveries described herein, in are the exclusive statement of the agreement among the parties concerning the subject matter hereof. All negotiations and discussions relating to the subject matter of this Agreement are merged into this Agreement, and there are no understandings or agreements, oral or otherwise, relating to the subject matter of this Agreement other than those included herein.

12.     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given upon receipt of hand delivery, delivery by certified or registered mail (return receipt requested), or delivery by telecopy or electronic transmission (provided that, in the case of telecopy or electronic transmission, the original copy thereof also is sent by certified or registered mail with confirmation of transmission), or the next business day after deposit with a nationally recognized overnight delivery service, addressed as follows:

12.1 If to Buyer:	Hickok Incorporated Attention: Brian E. Powers 10514 Dupont Avenue Cleveland, Ohio 44108 E-mail: bpowers@hickok-inc.com

with a copy to:	Calfee, Halter & Griswold LLP 1405 East Sixth Street Cleveland, Ohio 44114 Attention: Kristofer K. Spreen E-mail: kspreen@calfee.com

12.2 If to Seller:	Nick Martin

with a copy to:	Shapero & Green LLC Attention: Brian Green 25101 Chagrin Blvd., Suite 220 Beachwood, Ohio 44122 E-mail: Bgreen@shaperolaw.com

13.     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

14.     Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” shall mean “including, without limitation” or “including, but not limited to.”

15.     Modification. No amendment, modification, or waiver of this Agreement or any provision hereof, including the provisions of this sentence, shall be effective or enforceable as against a party hereto unless made in a written instrument that specifically references this Agreement and that is signed by the party waiving compliance.

16.     Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

17.     Third Parties. Nothing in this Agreement, express or implied, is intended to or shall be construed to confer upon any Person, other than the parties hereto and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except in respect of Sections 4 and 5 hereof as it relates to Indemnified Parties who are not otherwise parties to this Agreement.

18.     Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, exclusive of the conflict of law principles thereof. Each party hereto agrees that any claim relating to this Agreement shall be brought solely in a state or federal court of competent jurisdiction located in Cuyahoga County, Ohio, and all objections to personal jurisdiction and venue in any action, suit or proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 12 of this Agreement, and service so made shall be complete as stated in such Section.

[Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Asset Purchase Agreement as of the date first written above.

BUYER

HICKOK OPERATING LLC

By: Hickok Incorporated, its Manager and Sole Member

By:	/s/ Brian E. Powers
Name: Brian E. Powers
Title: President and Chief Executive Officer

SELLER

DATA GENOMIX, INC.

By:	/s/ Nick Martin
Name: Nick Martin
Title: President

[Signature Page to Asset Purchase Agreement]